SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2004

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 33-112428

NEWS AMERICA SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA SAVINGS PLAN

	By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Vice President, Benefits, News America Incorporated

Date: June 24, 2005

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

News America Savings Plan

As of December 31, 2004 and for the period from February 1, 2004 through December 31, 2004 with Report of Independent Registered Public Accounting Firm

News America Savings Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2004

and for the period from February 1, 2004 through December 31, 2004

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America Savings Plan

We have audited the accompanying statement of net assets available for benefits of the News America Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the period from February 1, 2004 through December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the period from February 1, 2004 through December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 17, 2005

News America Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2004

Assets
Investments, at fair value	$154,431,857
Participant loans	2,976,175

Net assets available for benefits	$157,408,032

See accompanying notes.

News America Savings Plan

Statement of Changes in Net Assets Available for Benefits

Period from February 1, 2004 through December 31, 2004

Additions
Dividends and interest income	$3,117,372

Contributions:
Participants	13,972,714
Employer	4,496,546

Total contributions	18,469,260

Asset transfer from News America 401k Savings Plan	132,075,129
Asset transfers, net	549,022

Total additions	154,210,783

Deductions
Benefits paid to participants	4,992,314
Administrative fees	10,877

Total deductions	5,003,191

Net realized and unrealized appreciation in fair value of investments	8,200,440

Net increase	157,408,032

Net assets available for benefits:
Beginning of period—February 1, 2004	—

End of period—December 31, 2004	$157,408,032

See accompanying notes.

News America Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

General

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was created to cover only salaried employees, and was named News America Savings Plan (the “Plan”). Salaried employees were previously covered by the News America 401k Savings Plan. Salaried employees became eligible to participate in the newly created defined contribution plan, and their account balances, including loans, amounting to approximately $132 million, were transferred from the News America 401k Savings Plan. The News America Savings Plan covered substantially all nonunion employees of News America Incorporated (the “Company”) and its affiliates. The Company is a wholly-owned subsidiary of News Corporation.

During 2004 News Corporation reincorporated in the United States (the “Reorganization”). Under the terms of the Reorganization, each News Corporation ADS was replaced by two shares of Class A (Non-Voting) or Class B (Voting) Common Stock of News Corporation.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Plan document.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) and UBS Financial Services (formerly UBS PaineWebber Incorporated) (“UBS”). UBS serves as the Plan’s trustee for certain self-directed brokerage account investments which were transferred from the News America 401k Savings Plan that were elected by participants prior to December 31, 2001. All other investments are held by Fidelity. Among other duties, Fidelity and UBS (collectively referred to as “Trustees”) are responsible for the custody, record keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

News America Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Eligibility

As of December 31, 2004, all employees age 21 or older are eligible for Plan participation on the first day of the month following 30 days of full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period.

Contributions and Vesting

Plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pre-tax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. Participants’ voluntary contributions of up to 6% of their compensation are matched at 50% by the Company. The Plan also permits catch-up contributions up to the IRS maximum ($3,000 in 2004).

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Matching contributions in participants’ accounts vest at the rate of 20% for each year of service up to five years. Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the period ended December 31, 2004 was $598,443. The Company used 2003 forfeitures of $288,261 to offset 2004 employer contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record the participant’s pre-tax and after-tax contributions, the employer’s matching contribution and Plan earnings.

News America Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

At December 31, 2004, interest rates ranged from 5.0% to 9.5%. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

Expenses

The majority of expenses incurred by the Plan are paid by the Company.

News America Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the reporting period. Investments in stock funds are valued at the year-end unit closing price, comprised of the year-end market price plus uninvested cash position. Investments in common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

News America Savings Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 are as follows:

December 31, 2004
Fidelity Growth Company	$16,034,464
Oakmark Select I	8,560,819
PIMCO Total Return	11,290,173
Fidelity Equity Income	13,961,477
Fidelity Freedom 2010	19,904,165
Spartan US Equity Index	30,515,599
Fidelity Retirement Money Market	18,206,748

During 2004, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the period) increased as follows:

Period from February 1, 2004 through December 31, 2004
UBS Self Directed Accounts	$33,904
BrokerageLink Self-Directed Accounts	294,903
Allianz Small Cap Value Fund	64,725
Fidelity Equity Income	660,539
Fidelity Freedom 2000	26,986
Fidelity Freedom 2010	627,136
Fidelity Freedom 2020	154,907
Fidelity Freedom 2030	111,010
Fidelity Freedom 2040	53,236
Fidelity Freedom Income	6,135
Fidelity Growth Company	1,324,959
MSI SM Co. Growth B	141,832
MSIFT Midcap Growth	713,104
News Corporation Stock Fund Class A (non-voting)	697,087
News Corporation Stock Fund Class B (voting)	216,190
Oakmark Select I	511,504
PIMCO Total Return	(103,479)
Scudder International Fund S	658,050
Spartan US Equity Index	1,933,743
Templeton Growth Fund A	73,969

$8,200,440

News America Savings Plan

Notes to Financial Statements (continued)

4. Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and therefore, believes the Plan is qualified and the related trust is exempt from taxation.

5. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the Plan Sponsor’s ordinary and preferred stock funds, as well as its investments in the common stock of various subsidiaries of the Plan Sponsor, are considered to be party-in-interest transactions. These investments amounted to $118,866,904 as of December 31, 2004. Fees paid by the Plan Sponsor for the period from February 1, 2004 through December 31, 2004 were not significant.

6. Differences Between Financial Statements and Form 5500

There are no differences between the financial statements and Form 5500 for the period from February 1, 2004 through December 31, 2004.

Supplemental Schedule

EIN: #13-3249610

Plan: #006

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2004

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Fidelity Held Assets
*	BrokerageLink	Various self-directed investments	$3,439,472
*	Fidelity Freedom 2000	85,968.265 shares	1,038,497
*	Fidelity Freedom 2010	1,461,392.444 shares	19,904,165
*	Fidelity Freedom 2020	219,514.543 shares	3,064,423
*	Fidelity Freedom 2030	117,169.561 shares	1,649,747
*	Fidelity Freedom 2040	92,348.934 shares	763,726
*	Fidelity Freedom Income	55,821.081 shares	629,104
*	Fidelity Equity Income	264,522.102 shares	13,961,477
*	Fidelity Growth Company	285,972.240 shares	16,034,464
*	Fidelity Retirement Money Market	18,206,747.850 shares	18,206,748
	Allianz Small Cap Value Fund	44,517.839 shares	1,285,230
	MSI SM Co. Growth B	125,958.946 shares	1,514,027
	MSIFT Midcap Growth	228,699.722 shares	4,695,206
*	News Corporation Stock Fund Class A (non-voting)	360,810.935 shares	5,127,123
*	News Corporation Stock Fund Class B (voting)	370,019.799 shares	4,469,839
	Oakmark Select I	256,696.231 shares	8,560,819
	PIMCO Total Return	1,058,123.083 shares	11,290,173
	Scudder International Fund S	136,426.050 shares	6,036,853
*	Spartan US Equity Index	711,983.173 shares	30,515,599
	Templeton Growth A	54,913.693 shares	1,256,973

	Fidelity Held Total		153,443,665

*	Party-in-interest

EIN: #13-3249610

Plan: #006

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year) (continued)

December 31, 2004

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	UBS Held Assets
*	Fox Entertainment Group Inc.-A	2,000.00 shares	$62,520
	RMA Money Market Portfolio	789,259.30 shares	789,259
	AIG Fixed American Classic V	6.20 Rate of Interest	102,854
	AIG Fixed American Classic Plus	5.95 Rate of Interest	33,559

	UBS Held Total		988,192

	Total Investments per Financial Statements		154,431,857

	Participant loans	Interest rates from 5.0% - 9.50%	2,976,175

	Total Assets Held		$157,408,032

*	Party-in-interest